FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number 033-79220-03

CALPETRO TANKERS (BAHAMAS III) LIMITED

Mareva House, 4 George Street, PO Box N-3937
Nassau, Bahamas
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the consent solicitation statement (the "Consent Solicitation Statement"), dated February 17, 2010, related to the consent solicitation to amend the indenture (the "Indenture") relating to California Petroleum Transport Corporation's 8.52% First Preferred Mortgage Notes due 2015 (the "Notes") and to amend or terminate certain related collateral and other agreements.  The purpose of the consent solicitation is to amend and clarify certain Indenture and related collateral agreement provisions and definitions to provide for the sale of the m.t. Front Voyager, a collateral vessel, owned by CalPetro Tankers (Bahamas III) Limited (the "Company"), related to the Notes (the "Vessel"), and the Vessel's release as collateral under the related collateral agreements (the "Sale and Release"). As part of the Sale and Release, the charter for the Vessel will be amended to permit its sale prior to the current charter expiration date of April 10, 2010 if certain bid conditions are met, as well as to permit the mandatory redemption of the Notes in connection with the Sale and Release as soon as practicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 17, 2010	By:	/s/Kate Blankenship
Kate Blankenship
Director and Secretary

SK 26796 0003 1072400